FREE WRITING PROSPECTUS dated March 23, 2010	Filed pursuant to Rule 433
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

USD 1,000,000,000.00 1.875% Benchmark due April 2, 2013

Indicative Terms and Conditions

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Rating:	Aa1 (negative outlook) (Moody’s) / AA (outlook stable) (Standard & Poor’s) / AA (F.IBCA)†
Size:	USD 1,000,000,000.00
Pricing Date:	March 23, 2010
Settlement Date:	March 30, 2010 (T+5)
Maturity:	April 2, 2013
Coupon:	1.875% semi-annually
Interest Payment Dates:	October 2 and April 2, commencing October 2, 2010
Benchmark Security:	UST 1.375% due March 15, 2013
Benchmark Yield:	1.512%
Issue Price:	99.710%
Re-offer Yield:	1.975% s.a.
Re-offer Spread:	Mid-swaps + 25 bps / CT3 + 46.25 bps
Gross Commission:	0.10%
Net Proceeds Before Expenses:	USD 996,100,000.00
Business Days:	New York, London
Day Count Fraction:	30/360
Business Day Convention:	Following, unadjusted
Denominations:	USD 2,000.00 and integral multiples of USD 1,000.00 thereafter
Listing:	NYSE
Joint Lead Managers:	BofA Merrill Lynch, Citi, J.P. Morgan
Co-managers:	Barclays Capital
Credit Suisse
Goldman Sachs International
HSBC
Morgan Stanley
Mitsubishi UFJ Securities International plc
Nomura International plc
The Royal Bank of Scotland plc

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch collect at 1-800-294-1322, Citi toll-free at 1-877-858-5407 or J.P. Morgan collect at 1-212-853-4533.

We will not offer or sell notes into the United States except through U.S. registered broker-dealers.